Offer to Purchase for Cash
Up to 135 Participations in LLC Member Interests ("Units")
of
60 East 42nd St. Associates L.L.C. ("Associates")
at
$60,000 Per Unit
by
Wien & Malkin 60 East 42nd St. Acquisition L.L.C . ("Wien & Malkin")

THIS OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 10, 2007, UNLESS THIS OFFER IS EXTENDED.

Wien & Malkin is offering to acquire up to 135 Participations of $10,000 original investment in LLC Member Interests (the "Units") in 60 EAST 42ND ST. ASSOCIATES L.L.C. ("Associates") at a purchase price equal to $60,000 per Unit, less the amount of any distributions declared or made with respect to the Units between March 8, 2007 and April 10, 2007, or such other date to which this offer may be extended (the "Expiration Date"), in cash, without interest, upon the terms and subject to the conditions set forth in this offer to purchase (the "Offer to Purchase") and in the related letter of transmittal ("Letter of Transmittal"), as each may be supplemented or amended from time to time (which together constitute this "Wien & Malkin Offer").

Peter L. Malkin and Anthony E. Malkin, owners of all of the membership interests of Wien & Malkin, own Units in Associates for the benefit of the themselves and/or their family members, and they act as Agents for Unit holders. The Supervisor of Associates is Wien & Malkin LLC (the "Supervisor"). Peter L. Malkin is Chairman, and Anthony E. Malkin is President, of the Supervisor.

THIS OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. IF MORE THAN 135 UNITS ARE VALIDLY TENDERED AND NOT WITHDRAWN, WIEN & MALKIN WILL ACCEPT FOR PURCHASE 135 UNITS FROM TENDERING UNIT HOLDERS (WHO DO NOT ELECT THE 'ALL OR NONE' OPTION) ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. A UNIT HOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNIT HOLDER.

Before tendering, Unit holders are urged to consider the following factors:

Wien & Malkin is making this Wien & Malkin Offer in response to that certain Schedule TO Tender Offer Statement dated February 16, 2007 filed by MPF-NY 2006, LLC; MPF Badger Acquisition Co., LLC; Moraga Gold, LLC; MPF Senior Note Program I, LP; MPF ePlanning Opportunity Fund, LP; MPF Blue Ridge Fund II, LLC; MPF DeWaay Fund 3, LLC; MPF Value Fund 7, LLC; MPF DeWaay Premier 3, LLC; Sutter Opportunity Fund 4, LLC; MPF Income Fund 22, LLC; MPF Special Fund 8, LLC; MPF Blue Ridge Fund I, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Special Fund 9, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund 11, LLC; MPF DeWaay Premier Fund, LLC; and MPF DeWaay Premier Fund 2, LLC (collectively, "MPF") with the United States Securities and Exchange Commission (the "SEC") and disseminated to the Unit holders, and all related offers and documentation ("MPF Offer").

The reasons for this Wien & Malkin Offer are as follows:

    In spite of the recommendation by Associates and its Supervisor in Schedule 14D-9 (described below) that Unit holders NOT sell Units at the MPF Offer price, there may be Unit holders who have a current or anticipated need or desire for liquidity and wish to tender all or a portion of their Units at this time.

    Wien & Malkin agrees with the recommendation that Unit holders NOT sell Units at the MPF Offer price, but wants to give any Unit holder who does want to sell at that price the ability to sell, at the same price as in the MPF Offer, to Wien & Malkin, an affiliate of the Supervisor which created Associates and is known to Unit holders, rather than selling to MPF whose identity and intentions are generally unknown to Unit holders and who might acquire a veto on Associates' major decisions if it purchases the full amount of the MPF Offer.

Associates filed Schedule 14D-9 dated March 2, 2007 ("Schedule 14D-9") with the Securities and Exchange Commission, in which the principals of Wien & Malkin, in their capacity as Agents and Unit holders and on behalf of the Supervisor of Associates, recommended that Unit holders should NOT sell to MPF at the MPF Offer price and instead should retain their Units as long-term income producing investments, as originally intended when Associates was organized. Associates' reasons presented in the Schedule 14D-9 included the following:

  For the holder of a Unit ($10,000 original investment), distributions were $10,327 for 2004, $10,507 for 2005, and $13,192 for 2006. The MPF Offer price of $60,000 per Unit is not adequate.

  Based on their favorable view of Associates' future, Peter L. Malkin and Anthony E. Malkin are not selling any Units they own on behalf of themselves and their family. Over the past several years, Associates has with its lessee under the net lease of the property owned by Associates undertaken an $85 million building improvement program now near completion, engaged a new leasing and marketing agent, and joined the W&H Portfolio of office buildings where similar programs have significantly enhanced occupancy and rental rates.

  MPF estimated that the liquidation value of a Unit was approximately 160% of the MPF Offer price and stated that its price is the lowest price which it believes might be acceptable to Unit holders with the intention of making a profit for MPF and its investors.

  The MPF Offer requires each selling Unit holder to the personal jurisdiction of California, and any dispute must be pursued only in a California court under California. For virtually all Unit holders, the use of California law and courts would impose unfamiliar law and an inconvenient forum. The Supervisor is aware of tender offer disputes in other tender offers where an investor became involved in litigation outside the investor's home state.

  If Unit holders sold to MPF the full amount of its tender, MPF would likely have sufficient voting power to block major decisions by Associates, such as sale and refinancing, including refinancings to fund necessary projects and allow continuation of operating distributions to Unit holders. It is conceivable that acquiring such a veto right for the "nuisance value" it provides is an objective of the MPF Offer.

  Although no formal market exists, the Supervisor has in the past been able to arrange a purchase when contacted by a Unit holder who no longer desires long-term ownership, thus avoiding the limited time window and restrictive and sometimes unclear terms for sale imposed by a tender offer. While the Supervisor cannot assure that it will be able to do so, it has stated it believes that it can secure a buyer when requested by a Unit holder.

  For any Unit holder who now wishes to sell at MPF's price, this Wien & Malkin Offer at the MPF price provides an alternative buyer whose principals are known to such Unit holder, have a long-standing and supportive relationship with Associates, and control the Supervisor.

IMPORTANT

Any holder of Units desiring to tender all or any portion of his Units should complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with any other required documents, to American Stock Transfer & Trust Company, as depositary for this Wien & Malkin Offer ("Depositary") at 6201 15th Avenue, Brooklyn, New York 11219, Attention: Reorg Administration.

Questions regarding this Offer to Purchase or the Letter of Transmittal may be directed to Wien & Malkin 60 East 42nd St. Acquisition L.L.C., c/o Wien & Malkin LLC, 60 East 42nd Street, New York, New York 10165, Attention: Alvin Silverman at (212) 687-8700. Requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to Wien & Malkin 60 East 42nd St. Acquisition L.L.C., c/o Wien & Malkin LLC, 60 East 42nd Street, New York, New York 10165, Attention: Melanie Boruch at (212) 687-8700.

Wien & Malkin expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which this Wien & Malkin Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, subject to the restriction below, (ii) upon the occurrence of any of the conditions specified in Section 14 of this Offer to Purchase prior to the Expiration Date, to terminate this Wien & Malkin Offer and not accept for payment any Units, and (iii) to amend this Wien & Malkin Offer in any respect prior to the Expiration Date. Notice of any such extension, termination, or amendment will promptly be disseminated to Unit holders in a manner reasonably designed to inform Unit holders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of this Wien & Malkin Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF WIEN & MALKIN OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THIS OFFER.

March 8, 2007

TABLE OF CONTENTS

Page

SUMMARY TERM SHEET		1
INTRODUCTION		6
THIS OFFER		8
1.	Terms of this Wien & Malkin Offer	8
2.	Acceptance for Payment and Payment	10
3	Proration	11
4.	Procedure for Tendering Units	12
5.	Withdrawal Rights	14
6.	Certain U.S. Federal Tax Consequences	14
7.	Possible Effects of this Wien & Malkin Offer	18
8.	Certain Information Concerning Associates	21
9.	Certain Information Concerning Wien & Malkin	21
10.	Source and Amount of Funds	22
11.	Background of this Wien & Malkin Offer	22
12.	Purpose of this Wien & Malkin Offer	23
13.	Distributions	23
14.	Conditions of this Wien & Malkin Offer	23
15.	Certain Legal Matters; Regulatory Approvals	25
16.	Fees and Expenses	26
17.	Miscellaneous	26

Schedule I Members of Wien & Malkin 60 East 42nd St. Acquisition L.L.C.

Schedule II The Business of Associates

SUMMARY TERM SHEET

Wien & Malkin 60 East 42nd St . Acquisition L.L.C., a Delaware limited liability company, is offering to purchase up to 135 Participations of $10,000 original investment in LLC Member Interests, or Units, of 60 East 42nd St . Associates L.L.C., a New York limited liability company ("Associates"), for $60,000 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between March 8, 2007 and April 10, 2007, or such other date to which this offer may be extended, or the Expiration Date. The following are some of the questions that you, as a holder of Units may have, and the answers to those questions. We urge you to read carefully this offer to purchase and the letter of transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal. We have included section references to direct you to a more complete description of the topics contained in this summary. We refer to Wien & Malkin 60 East 42nd St . Acquisition L.L.C. as "we" or "us" or "Wien & Malkin" in this offer to purchase.

Who is offering to buy my securities?

Our name is Wien & Malkin 60 East 42nd St. Acquisition L.L.C. Wien & Malkin is a Delaware limited liability company wholly owned by Peter L. Malkin and Anthony E. Malkin. Peter L. Malkin and Anthony E. Malkin are Chairman and President, respectively, of the Supervisor of Associates, and each of them owns Units in Associates for the benefit of himself and/or his family.

What are the classes and amounts of securities sought in this offer?

Wien & Malkin is offering to purchase up to 135 Units of Participation in LLC Member Interests of Associates (each of which had an original cost of $10,000). See Introduction and This Wien & Malkin Offer - Section 1.

How much are you offering to pay, what is the form of payment and will I have to pay any fees or commissions?

Wien & Malkin is offering to pay $60,000 per Unit, net to you, in cash, without interest, less the amount of any distributions declared or made with respect to the Units between March 8, 2007 and April 10, 2007, or such other date to which this offer may be extended. If you tender your Units to Wien & Malkin in this offer, you will not have to pay brokerage fees or similar expenses. Tendering Unit holders will not be obligated to pay transfer fees, brokerage fees or commissions on the sale of the Units to Wien & Malkin pursuant to this offer, and all of these fees and commissions will be paid by Wien & Malkin.

Do you have the financial resources to make payment?

Yes. If all of the Units sought are purchased, Wien & Malkin's required payment to purchase the Units will be approximately $8,100,000. Peter L. Malkin and Anthony E. Malkin have agreed to provide the capital required to meet this obligation. Peter L. Malkin and Anthony E. Malkin have sufficient liquid net worth to fund this offer. See This Wien & Malkin Offer - Section 10.

Is your financial condition relevant to my decision to tender in this offer?

Because this is a cash offer that is not conditioned on financing being available and Wien & Malkin has more than adequate sources of funding, other information concerning Wien & Malkin's financial condition would seem to have little relevance to your decision. This offer, if consummated, will not change control of Associates, so Wien & Malkin's financial condition is also not material to future operations of Associates. See This Wien & Malkin Offer - Section 10.

How long do I have to decide whether to tender in this offer?

You will have until at least 12:00 midnight, New York City Time, on April 10, 2007 to tender your Units in this offer. See This Wien & Malkin Offer - Section 4.

How will I be notified if this offer is extended?

If Wien & Malkin extends this offer, Wien & Malkin will inform the depositary of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City Time, on the business day after the day on which this offer was scheduled to expire. See This Wien & Malkin Offer - Section 1.

Will all of the Units I tender be accepted by us?

Wien & Malkin is offering to purchase up to 135 Units. If the number of Units validly tendered and not properly withdrawn between March 8, 2007 and April 10, 2007, or such other date to which this offer may be extended, is less than or equal to 135, Wien & Malkin will purchase all Units so tendered and not withdrawn, upon the terms and subject to the conditions of this offer. On the other hand, if more than 135 Units are so tendered and not withdrawn, Wien & Malkin will accept for payment and pay for 135 Units so tendered from Unit holders pro rata according to the number of Units so tendered. You have the option to sell 'All or None' of your Units by checking the appropriate box on the Letter of Transmittal. If you check that box, Wien & Malkin will not purchase your Units if more than 135 Units are tendered, and you will be deemed to automatically withdraw your tender. See This Wien & Malkin Offer - Section 3.

What are the most significant conditions to this offer?

There is no condition to this offer based on a minimum number of Units tendered, the availability of financing, or the success of this offer. However, Wien & Malkin may not be obligated to purchase any Units if certain conditions occur, such as legal or government actions which would prohibit the purchase. In addition, Wien & Malkin is not obligated to purchase any Unit which is validly tendered if, among other things, there is a material adverse change in Associates or its business. Moreover, this offer is also conditioned on the effect of this offer, together with Wien & Malkin's reasonable estimate of the effect of the MPF Offer, not reducing the number of record holders of Units below 350; Wien & Malkin believes that it is highly unlikely that this condition will be triggered. Please see the discussion in This Wien & Malkin Offer - Section 14, for a description of all conditions.

How do I tender my Units?

To tender Units, you must deliver a completed letter of transmittal to the depositary, not later than the time this offer expires. See This Wien & Malkin Offer - Section 4.

Until what time can I withdraw previously tendered Units?

You can withdraw tendered Units at any time until this offer has expired, and, if Wien & Malkin has not agreed by May 7, 2007 (or a later date as may apply, if this offer is extended) to accept your Units for payment, you can withdraw them at any time after that time, until Wien & Malkin accepts your Units for payment. This right to withdraw will not apply to any subsequent offering period discussed in This Wien & Malkin Offer - Section 1. See This Wien & Malkin Offer - Section 5.

How do I withdraw previously tendered Units?

To withdraw Units, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the Units. See This Wien & Malkin Offer - Section 5.

When and how will I be paid for my Units?

Subject to the terms and conditions of this offer, Wien & Malkin will pay for all validly tendered and not withdrawn Units promptly after the later of the date of the expiration of this offer and the satisfaction or waiver of the conditions to this offer set forth in This Wien & Malkin Offer - Section 14 relating to governmental or regulatory approvals. Wien & Malkin does, however, reserve the right, in its sole discretion and subject to applicable law, to delay payment for Units until satisfaction of all conditions to this offer relating to governmental or regulatory approvals. See This Wien & Malkin Offer - Section 2.

Wien & Malkin will pay for your validly tendered and not withdrawn Units by depositing the purchase price with the depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Units will be made only after timely receipt by the depositary of a properly completed and duly executed letter of transmittal (or facsimile thereof) and any other required documents. See This Wien & Malkin Offer - Section 2.

What does the Supervisor think of this offer?

In its response to the MPF Offer in Schedule 14D-9 filed with the SEC, Associates recommended that Unit holders continue to hold their Units. Many, but not all, of the reasons provided by Associates also apply to this offer. For a holder who desires to sell at this time, the Malkins, as Agents and Unit holders and on behalf of the Supervisor, recommend that, if you desire to sell in spite of their recommendation against selling, you should sell to Wien & Malkin, because its principals are known to you and have a long-standing and supportive relationship with Associates (rather than selling to MPF, a third party who has no prior relationship with Associates and unknown intentions regarding Associates). Please note that the Agents and Supervisor have a conflict in interest in making this recommendation because they are affiliates of Wien & Malkin. You must make your own decision as to whether to tender your Units and, if so, how many Units to tender, and, if so, whether to tender at this price to Wien & Malkin (or MPF). See This Wien & Malkin Offer - Section 4.

Will Associates continue as a public company?

As of March 5, 2007, Associates had 805 holders of its outstanding Units. If the total number of Unit holders is fewer than 300, Associates can elect to discontinue its status as a public reporting company. It is, however, Wien & Malkin's intent to preserve Associates' status as a public reporting company and as such, this offer is conditioned on the effect of this offer together with Wien & Malkin's reasonable estimate of the effect of the MPF Offer not reducing the number of record holders of Units below 350; Wien & Malkin believes that it is highly unlikely that this condition will be triggered. Accordingly, this offer should not result in the total number of Unit holders falling below the 300 holder level. In addition, Associates has agreed not to deregister the shares under the Exchange Act as a result of there being fewer than 300 record owners upon completion of this offer by reason of this offer and the MPF Offer. However, if the number of holders of record of the Units is reduced significantly as a result of purchases pursuant to this offer and the MPF Offer, the likelihood that the number of record holders would fall below 300 in the future would increase. Termination of the registration of the Units under the Exchange Act would then be available and would substantially reduce the information required under SEC rules to be furnished by Associates to holders of Units and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a meeting of Unit holders and the related requirement to furnish an annual report to Unit holders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Units. See This Wien & Malkin Offer - Section 7.

If I decide not to tender, how will this offer affect my Units?

Wien & Malkin does not anticipate that Units held by non-tendering Unit holders will be affected in any way by the completion of this offer. Note that Wien & Malkin believes any sale of Units to MPF pursuant to the MPF offer could give MPF a veto on Associates' major decisions, which could in the future affect Associates' operations and the value of Units retained by non-tendering holders.

What are Wien & Malkin's future intentions concerning Associates?

Wien & Malkin has no present intention to seek to change the control of Associates or to change the management or operations of Associates. In fact, the principals of Wien & Malkin are already closely involved in the management of Associates. Wien & Malkin does not have any present intention to take action in connection with the liquidation of Associates or with any extraordinary transaction concerning Associates or its assets. Although Wien & Malkin does not have any present intention to take any action with respect to any of these matters, Wien & Malkin may in the future consider actions that could involve one or more of these matters. Following the completion of this offer, Wien & Malkin's affiliate, the Supervisor, expects to continue the practice of making accommodation purchases from Unit holders, from time to time when requested by such Unit holders. While Wien & Malkin has no present intent do so, Wien & Malkin and its affiliates may also acquire additional Units in other transactions. Any such acquisitions may be made through private purchases, through one or more future tender offers or by any other means deemed advisable, and may be at prices higher or lower than the price to be paid for the Units purchased pursuant to this offer.

What is the market value of my Units?

Associates made the following statements in its Annual Report on Form 10-K for the fiscal year ending December 31, 2005: "The [Units] neither are traded on an established securities market nor are readily tradable on a secondary market or the equivalent thereof." Accordingly, it is not possible to determine the market value of the Units. Privately negotiated sales and sales through intermediaries currently are the only means available to a Unit holder to liquidate an investment in Units. Affiliates of Wien & Malkin have purchased Units, from time to time, as an accommodation to Unit holders who desired to sell their Units. During the period from February 1, 2006 through February 28, 2007, we are aware of three sales of Units, all of which were arranged by the Supervisor to affiliates of Wien & Malkin at the request of the sellers. The price in all the sales during this period were higher ($65,000 per Unit of $10,000 original face amount) than the price under the MPF Offer and this matching offer ($60,000 per Unit of $10,000 original face amount).

What are the federal income tax consequences of participating in this offer?

In general, your sale of Units pursuant to this offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. If you have a negative capital account balance with respect to your Units, the amount of gain realized will exceed the amount of cash received with respect to your Units pursuant to this offer. If you are a taxable Unit holder, this will result in an increase in the recognized taxable gain on the sale of your interest in Associates pursuant to this offer. Certain Unit holders who acquired their Units through purchase or inheritance may have a different tax consequence. You should consult your tax advisor about the tax consequences to you of participating in this offer in light of your particular circumstances. See This Wien & Malkin Offer - Section 6.

Whom can I talk to if I have questions about this offer?

You can call Alvin Silverman at Wien & Malkin LLC, at (212) 687-8700.

To: All Holders of Units of 60 East 42nd St. Associates L.L.C. :

INTRODUCTION

Wien & Malkin is offering to purchase up to 135 Units of Associates for $60,000 per Unit in cash, without interest, less the amount of any distributions declared or made with respect to the Units, on or prior to the Expiration Date, upon the terms and subject to the conditions set forth in this Wien & Malkin Offer. We have retained American Stock Transfer & Trust Company to serve as Depositary. We will pay all charges and expenses of the Depositary incurred in connection with this Wien & Malkin Offer. See This Wien & Malkin Offer - Section 16.

There is no condition to this Wien & Malkin Offer based on a minimum number of Units tendered, the availability of financing, or the success of this Wien & Malkin Offer. However, Wien & Malkin may not be obligated to purchase any Unit if certain conditions occur, such as legal or government actions which would prohibit the purchase. Furthermore, Wien & Malkin is not obligated to purchase any Unit which is validly tendered if, among other things, there is a change in Associates or its business. Moreover, this offer is conditioned on the effect of this offer, together with Wien & Malkin's reasonable estimate of the effect of the MPF Offer, not reducing the number of record holders of Units below 350; Wien & Malkin believes that it is highly unlikely that this condition will be triggered. Wien & Malkin can waive any of the conditions in this Wien & Malkin Offer without Associates consent.

If more than 135 Units are validly tendered and not withdrawn, the number of Units to be accepted from Unit holders would be subject to proration. This Wien & Malkin Offer allows Unit holders the option to sell 'All or None' of their Units, thereby allowing Unit holders the option to avoid proration if more than 135 Units are tendered. See This Wien & Malkin Offer - Section 3 . A Unit holder may tender any or all Units owned by such Unit holder .

The purpose of this Wien & Malkin Offer is to offer Unit holders who have a current or anticipated need or desire for liquidity an alternative to tendering their Units pursuant to the MPF Offer. Wien & Malkin is making this Wien & Malkin Offer in response to the MPF Offer. Wien & Malkin does not believe that it is in the best interests of Unit holders to sell their Units at this time. However, for those Unit holders who desire to sell their Units, Wien & Malkin is making this matching Wien & Malkin Offer to permit the Unit holders to tender to Wien & Malkin, which is an Affiliate of the Supervisor--rather than tendering to MPF, which has no prior relationship to Associates, and which might acquire voting power to block major decisions by Associates, such as sale and refinancing.

The price for this Wien & Malkin Offer was established by Wien & Malkin to match the price offered by MPF in the MPF Offer, simply to provide Unit Holders who desire to sell with an alternative purchaser rather than MPF. Wien & Malkin did not perform any valuation of the assets of Associates or the Units for this purpose, but believes that the MPF Offer price and this matching Wien & Malkin Offer price undervalues the Units. Associates made the following statements in its Quarterly Report on Form 10-Q for the period ending September 30, 2006: "The [Units] neither are traded on an established securities market nor are readily tradable on a secondary market or the equivalent thereof." Accordingly, it is not possible to determine the market value of the Units. In addition, the price for this Wien & Malkin Offer is lower than the price paid by affiliates of Wien & Malkin in three purchases made during the past 12 months. See This Wien & Malkin Offer-Section 7.

Following the completion of this Wien & Malkin Offer, Wien & Malkin's affiliate, the Supervisor, expects to continue its practice of arranging occasional accommodation purchases of Units at the request of Unit holders, including purchases by affiliates of Wien & Malkin. Additionally, while Wien & Malkin does not have any other plans for future purchases, Wien & Malkin and/or its affiliates may acquire additional Units in the future. Any such acquisition may be made through private purchases, through one or more future tender offers or by any other means deemed advisable, and may be at prices higher or lower than the price to be paid for the Units purchased in this Wien & Malkin Offer.

If, prior to the Expiration Date, Wien & Malkin increases the consideration offered to Unit holders pursuant to this Wien & Malkin Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to this Wien & Malkin Offer, whether or not such Units were tendered prior to such increase in consideration.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to this Wien & Malkin Offer.

THIS OFFER

1. Terms of this Wien & Malkin Offer

. Upon the terms and subject to the conditions set forth in this Wien & Malkin Offer, Wien & Malkin will accept for payment and pay for up to 135 Units that are validly tendered before the Expiration Date and not withdrawn. "Expiration Date" means 12:00 Midnight, New York City Time, on April 10, 2007, unless extended, in which event "Expiration Date" means the latest time and date at which this Wien & Malkin Offer, as so extended, shall expire.

This Wien & Malkin Offer is subject to the conditions set forth in Section 14. If any such condition is not satisfied, we may:

      terminate this Wien & Malkin Offer and return all tendered Units to the tendering Unit holders, extend this Wien & Malkin Offer and, subject to withdrawal rights as set forth in Section 5, retain all such Units until the expiration of this Wien & Malkin Offer as so extended, waive such condition and, subject to any requirement to extend the period of time during which this Wien & Malkin Offer is open, purchase all Units validly tendered prior to the Expiration Date and not withdrawn or delay acceptance for payment or payment for Units, subject to applicable law, until satisfaction or waiver of the conditions to this Wien & Malkin Offer.

Subject to any applicable rule and regulation of the SEC, Wien & Malkin expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend the period during which this Wien & Malkin Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Units previously tendered and not withdrawn will remain subject to this Wien & Malkin Offer and subject to the right of a tendering Unit holder to withdraw Units.

Subject to any applicable rule and regulation of the SEC, including Rule 14e-1(c) under the Exchange Act, Wien & Malkin expressly reserves the right to (i) terminate or amend this Wien & Malkin Offer if any of the conditions set forth in Section 14 have not been satisfied or (ii) waive any condition or otherwise amend this Wien & Malkin Offer in any respect, in each case, by giving oral or written notice of such termination, waiver or amendment to the Depositary and by making a public announcement thereof, as described below. Rule 14e-1(c) under the Exchange Act requires Wien & Malkin to pay the consideration offered or return the Units tendered promptly after the termination or withdrawal of this Wien & Malkin Offer.

If Wien & Malkin increases or decreases the percentage of Units being sought or increase or decrease the consideration to be paid for Units pursuant to this Wien & Malkin Offer and this Wien & Malkin Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, this Wien & Malkin Offer shall be extended until the expiration of such period of 10 business days. If Wien & Malkin makes any other material change in the terms of or information concerning this Wien & Malkin Offer or waive a material condition of this Wien & Malkin Offer, Wien & Malkin will extend this Wien & Malkin Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of this Wien & Malkin Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the minimum number of Units that must be tendered is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. "Business day" means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City Time.

If Wien & Malkin extends this Wien & Malkin Offer, is delayed in accepting for payment, or paying for, Units or are unable to accept for payment, or payment for, Units pursuant to this Wien & Malkin Offer for any reason, then, without prejudice to its rights under this Wien & Malkin Offer, the Depositary may, on Wien & Malkin's behalf, retain all Units tendered, and such Units may not be withdrawn except as provided in Section 5. Wien & Malkin's reservation of the right to delay acceptance for payment of, or payment for, Units is subject to applicable law, which requires that Wien & Malkin pay the consideration offered or return Units deposited by or on behalf of Unit holders promptly after the termination or withdrawal of this Wien & Malkin Offer.

Any extension, delay, termination, waiver or amendment of this Wien & Malkin Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Wien & Malkin may choose to make any public announcement, Wien & Malkin will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of this Wien & Malkin Offer, we will make a public announcement of such extension no later than 9:00 A.M., New York City Time, on the next business day after the previously scheduled Expiration Date.

After the expiration of this Wien & Malkin Offer, Wien & Malkin may, but are not obligated to, include a subsequent offering period of between three and 20 business days to permit additional tenders of Units, (a "Subsequent Offering Period"). Pursuant to Rule 14d-11 under the Exchange Act, Wien & Malkin may include a Subsequent Offering Period so long as, among other things:

      this Wien & Malkin Offer remains open for a minimum of 20 business days and has expired, the conditions to this Wien & Malkin Offer are satisfied or waived by Wien & Malkin on or before the Expiration Date,
      Wien & Malkin accepts and promptly pays for all securities validly tendered during this Wien & Malkin Offer,
      Wien & Malkin announces the results of this Wien & Malkin Offer, including the approximate number and percentage of Units deposited in this Wien & Malkin Offer, no later than 9:00 A.M., New York City Time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and
      Wien & Malkin immediately accepts and promptly pays for Units as they are tendered during the Subsequent Offering Period.

In addition, Wien & Malkin may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Period (including extensions thereof) is no more than 20 business days. No withdrawal right applies to Units tendered in a Subsequent Offering Period, and no withdrawal right applies during a Subsequent Offering Period with respect to Units previously tendered in this Wien & Malkin Offer and accepted for payment. The same price paid in this Wien & Malkin Offer will be paid to Unit holders tendering Units in this Wien & Malkin Offer or in a Subsequent Offering Period, if one is included.

Wien & Malkin does not currently intend to include a Subsequent Offering Period, although it reserves the right to do so. If it elects to include or extend a Subsequent Offering Period, it will make a public announcement of such inclusion or extension no later than 9:00 A.M., New York City Time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

2. Acceptance for Payment and Payment

. Upon the terms and subject to the conditions of this Wien & Malkin Offer, Wien & Malkin will accept for payment and pay for Units validly tendered before the Expiration Date and not withdrawn promptly after the later of the Expiration Date and the satisfaction or waiver of all conditions set forth in Section 14 relating to governmental or regulatory approvals. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Wien & Malkin reserves the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment of, or payment for, Units until satisfaction of all conditions to this Wien & Malkin Offer relating to governmental or regulatory approvals. For a description of its right to terminate this Wien & Malkin Offer and not accept for payment or pay for Units or to delay acceptance for payment or payment for Units, see Section 14. If Wien & Malkin increases the consideration to be paid for Units pursuant to this Wien & Malkin Offer, it will pay such increased consideration for all Units purchased pursuant to this Wien & Malkin Offer.

Wien & Malkin will pay for Units accepted for payment pursuant to this Wien & Malkin Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Units accepted for payment pursuant to this Wien & Malkin Offer will be made only after timely receipt by the Depositary of (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (ii) any other required documents. For a description of the procedure for tendering Units pursuant to this Wien & Malkin Offer, see Section 4. Accordingly, payment may be made to tendering Unit holders at different times if delivery of the Letters of Transmittal and other required documents occurs at different times. Under no circumstances will Wien & Malkin pay interest on the consideration paid for Units pursuant to this Wien & Malkin Offer, regardless of any delay in making such payment.

For purposes of this Wien & Malkin Offer, Wien & Malkin shall be deemed to have accepted for payment tendered Units when, as and if it gives oral or written notice of our acceptance to the Depositary.

Wien & Malkin reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Units tendered pursuant to this Wien & Malkin Offer, but any such transfer or assignment will not relieve it of its obligations under this Wien & Malkin Offer or prejudice your rights to receive payment for Units validly tendered and accepted for payment.

If any tendered Unit is not purchased for any reason, the Letter of Transmittal with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to any Offer is delayed or Wien & Malkin is unable to accept for payment, purchase or pay for Units tendered pursuant to this Wien & Malkin Offer, then, without prejudice to its rights under Section 14 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Wien & Malkin, retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unit holders are entitled to withdrawal rights as described in Section 5.

If, prior to the Expiration Date, Wien & Malkin increases the consideration offered to Unit holders pursuant to this Wien & Malkin Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to this Wien & Malkin Offer, whether or not such Units were tendered prior to such increase.

3. Proration

. Wien & Malkin is offering to purchase up to 135 Units. If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 135, it will purchase all Units so tendered and not withdrawn, upon the terms and subject to the conditions of this Wien & Malkin Offer. However, in the unlikely event that more than 135 Units are so tendered and not withdrawn, Wien & Malkin will accept for payment, and pay for, 135 Units so tendered from tendering Unit holders (who do not elect the 'All or None' option) on a pro rata basis, according to the number of Units so tendered.

In the event that proration is required, because of the difficulty of immediately determining the precise number of Units to be accepted and the holders from whom Units have been accepted, Wien & Malkin will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. Wien & Malkin will not pay for any Units tendered until after the final proration has been completed.

Unit holders may indicate, by checking a box on the Letter of Transmittal (the 'All or None' Box), that they only wish to sell their Units if they will be able to sell all of their Units, without any proration. If more than 135 Units have been properly tendered without checking the 'All or None' Box', then the above description of proration will apply only to tenders of such Units that do not have the 'All or None' Box checked.

4. Procedure for Tendering Units

Valid Tender of Units. To validly tender Units pursuant to this Wien & Malkin Offer, the Depositary must receive at its address set forth on the back cover of this Offer to Purchase a properly completed and duly executed Letter of Transmittal (or facsimile thereof), the executed transfer agreement related thereto, and any other documents required by the Letter of Transmittal on or prior to the Expiration Date. A holder of Units may tender any and all Units owned by such holder.

In order for a tendering Unit holder to participate in this Wien & Malkin Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, New York City Time, on April 10, 2007, or such date to which an Offer may be extended.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit holder and delivery will be deemed made only when actually received by the Depositary.

The tender of Units will constitute your acceptance of this Wien & Malkin Offer, as well as your representation and warranty that (i) you own the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Units complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Units tendered, as specified in the Letter of Transmittal, and to execute, deliver and perform the Letter of Transmittal. Wien & Malkin's acceptance for payment of Units tendered by you pursuant to this Wien & Malkin Offer will constitute a binding agreement between us with respect to such Units, upon the terms and subject to the conditions of this Wien & Malkin Offer.

Signature Guarantee. No signature guarantee is required if the Letter of Transmittal is signed by the registered holder of the Units tendered therewith and the holder has not completed either the box captioned "Special Payment Instructions" and "Special Delivery Instructions" in the Letter of Transmittal. If a Unit certificate is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

Backup Withholding. Under the U.S. federal income tax laws, backup withholding will apply to any payments made pursuant to this Wien & Malkin Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If you are a non-resident alien or foreign entity not subject to backup withholding, you must give the Depositary a completed Form W-8BEN Certificate of Foreign Status (or other applicable form) before receipt of any payment.

FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the amount of the purchase price plus liabilities of Associates allocable to each Unit purchased, each tendering holder of Units must be complete the FIRPTA Affidavit included in the Letter of Transmittal certifying the tendering holder's taxpayer identification number and address and that the tendering holder is not a foreign person.

Appointment of Proxy. By executing a Letter of Transmittal, you irrevocably appoint Wien & Malkin and its designees as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Units tendered and accepted for payment by it (and any and all other Units or other securities issued or issuable in respect of such Units on or after March 8, 2007). All such proxies are irrevocable and coupled with an interest in the tendered Units. Such appointment is effective only upon our acceptance for payment of such Units. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and, if previously given, will cease to be effective). Wien & Malkin and its designees will be empowered to exercise all your voting and other rights as Wien & Malkin and they, in its or their sole discretion, may deem proper at any meeting of Associates' Unit holders, by written consent or otherwise. Wien & Malkin reserves the right to require that, in order for Units to be deemed validly tendered, immediately upon our acceptance for payment of such Units, Wien & Malkin or its designee must be able to exercise full voting rights with respect to such Units (including voting at any meeting of Unit holders). By executing the Letter of Transmittal, a tendering Unit holder agrees to execute all such documents and take such other actions as shall be reasonably required to enable the Units tendered to be voted in accordance with Wien & Malkin's directions. In addition, by executing a Letter of Transmittal, a Unit holder also assigns to Wien & Malkin all of the Unit holder's rights to receive distributions from Associates with respect to Units which are accepted for payment and purchased pursuant to this Wien & Malkin Offer, other than those distributions declared or paid during the period commencing on March 8, 2007 and terminating on the Expiration Date.

This Wien & Malkin Offer does not constitute a solicitation of proxies, absent a purchase of Units.

Determination of Validity. Wien & Malkin will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Units, and Wien & Malkin's determination shall be final and binding. Wien & Malkin reserves the absolute right to reject any or all tenders of Units that it determines not to be in proper form or the acceptance for payment of, or payment for, Units, which may, in the opinion of Wien & Malkin's counsel, be unlawful. Wien & Malkin also reserves the absolute right to waive any defect or irregularity in any tender of Units. None of Wien & Malkin, its affiliates, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Withdrawal Rights

. You may withdraw tenders of Units made pursuant to this Wien & Malkin Offer at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after May 7, 2007, unless such Units have been accepted for payment as provided in this Offer to Purchase. If Wien & Malkin extends the period of time during which this Wien & Malkin Offer is open, is delayed in accepting for payment, or paying for, Units or is unable to accept for payment or pay for Units pursuant to this Wien & Malkin Offer for any reason, then, without prejudice to our rights under this Wien & Malkin Offer, the Depositary may, on our behalf, retain all Units tendered, and such Units may not be withdrawn except as otherwise provided in this Section 5.

For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the attached Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, must specify the identity and quantity of Units to be withdrawn, and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Withdrawals may not be rescinded, and Units withdrawn will thereafter be deemed not validly tendered. However, withdrawn Units may be retendered by again following one of the procedures described in This Wien & Malkin Offer - Section 4 at any time before the Expiration Date.

Further, if Wien & Malkin includes a Subsequent Offering Period (as described in more detail in This Wien & Malkin Offer - Section 1) following this Wien & Malkin Offer, no withdrawal rights will apply to Units tendered in such Subsequent Offering Period and no withdrawal rights apply during such Subsequent Offering Period with respect to Units previously tendered in this Wien & Malkin Offer and accepted for payment.

Wien & Malkin will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of Wien & Malkin, its affiliates, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

6. Certain U.S. Federal Tax Consequences

. The U.S. federal income tax discussion set forth below is included herein for general information only and does not purport to address all aspects of taxation that may be relevant to a particular Unit holder. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than U.S. federal income tax laws. Certain Unit holders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service, or IRS, rulings and other pronouncements. Each Unit holder tendering Units should consult such Unit holder's own tax advisor as to the particular tax consequences to such Unit holder of accepting this Wien & Malkin Offer, including the application of the alternative minimum tax and U.S. federal, foreign, state, local and other tax laws.

To ensure compliance with IRS Circular 230, Unit holders are hereby notified that (i) any discussion of U.S. federal tax issues in this Wien & Malkin Offer is not intended or written to be relied upon, and cannot be relied upon, by Unit holders for the purpose of avoiding penalties that may be imposed on Unit holders under the Code; (ii) such discussion is written in connection with the promotion or marketing (within the meaning of Circular 230) of the transactions or matters addressed herein; and (iii) Unit holders should seek advice based on their particular circumstances from an independent tax advisor.

The following discussion is based on the assumption that the partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code.

Certain partnerships are classified as "publicly traded partnerships" and, subject to certain exceptions, are taxed as corporations for U.S. federal income tax purposes. A partnership is a publicly traded partnership if the partnership interests are traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent of a secondary market). The Units are not traded on an established securities market. In the unlikely event that Associates becomes a "publicly traded partnership" and is not excepted from U.S. federal income tax, there would be several adverse consequences to the Unit holders. For instance, Associates would be regarded as having transferred all of its assets (subject to all of its liabilities) to a newly-formed corporation in exchange for stock which would be deemed distributed to the Unit holders in liquidation of their interests in Associates. In addition, if Associates is deemed to be a "publicly traded partnership", the special rules under Code Section 469 govern the treatment of losses and income of Associates. Wien & Malkin cannot assure you that Associates will not be treated as a publicly traded partnership, because the IRS could determine that the Units are readily traded on a secondary market by virtue of the MPF Offer, this Wien & Malkin Offer and other transfers of the Units, however unlikely and inconsistent with the Code that would be. However, even if the IRS were to make such a determination, the nature of Associates' income is likely to exempt Associates from treatment as a corporation for U.S. federal income tax purposes.

Gain or Loss. A taxable Unit holder will recognize a gain or loss on the sale of such Unit holder's Units in an amount equal to the difference between (i) the amount realized by such Unit holder on the sale and (ii) such Unit holder's adjusted tax basis in the Units sold. The amount realized by a Unit holder will include the Unit holder's share of Associates' liabilities, if any (as determined under Code Section 752 and the regulations thereunder). If a Unit holder has a negative capital account balance with respect to such Unit holder's Units, the amount of gain realized will exceed the amount of cash received with respect to such Units pursuant to this Wien & Malkin Offer. For a taxable Unit holder, this will result in an increase in the recognized taxable gain on the sale of such interest in Associates pursuant to this Wien & Malkin Offer. Certain Unit holders who acquired their Units through purchase or inheritance may have a different tax consequence.

The adjusted tax basis in the Units of a Unit holder will depend upon individual circumstances. See also "Partnership Allocations in Year of Sale" below. If a Unit holder's adjusted tax basis is less than its share of Associates' liabilities (for example, as a result of the effect of net loss allocations and/or distributions exceeding the cost of such Unit holder's Units), gain recognized by such Unit holder could exceed the cash paid to it pursuant to this Wien & Malkin Offer. Each Unit holder who plans to tender hereunder should consult with the Unit holder's own tax advisor as to the Unit holder's adjusted tax basis in the Unit holder's Units and the resulting tax consequences of a sale.

Subject to Code Section 751 (discussed below), the gain or loss recognized by a Unit holder on the sale of such Unit holder's Units generally will be treated as a long-term capital gain or loss if such Unit holder held the Units for more than one year. If a Unit holder acquired its Units at different times, such Unit holder generally will have different holding periods for each set of acquired Units. In that case, any capital gain or loss recognized will be divided between long-term and short-term capital gain or loss in the same proportions that the holding period of such Unit holder's Units is divided between the portion of its Units held for more than one year and the portion of its Units held for one year or less.

Long-term capital gains recognized by an individual and certain other non-corporate Unit holders generally will be subject to a maximum U.S. federal income tax rate of 15%. Gains with respect to Units held one year or less will be taxed at ordinary income rates, up to a maximum rate of 35%. In addition, to the extent the net long-term capital gains are attributable to depreciation recapture of previously deducted straight-line depreciation with respect to real property, a maximum U.S. federal income tax rate of 25% is imposed for a non-corporate Unit holder (assuming the gain is otherwise eligible for long-term capital gain treatment). Capital losses are deductible only to the extent of capital gains, except that a non-corporate Unit holder may deduct up to $3,000 of capital losses in excess of the amount of its capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporate Unit holder can carry forward capital losses for five years and a non-corporate Unit holder can carry forward such capital losses indefinitely). In addition, a corporate Unit holder is generally permitted to carry back excess capital losses to the three preceding taxable years.

If any portion of the amount realized by a Unit holder is attributable to such Unit holder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in Code Section 751, a corresponding portion of such Unit holder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unit holder's recognizing ordinary income with respect to the portion of the Unit holder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

Allocations in Year of Sale. A tendering Unit holder will be allocated the Unit holder's pro rata share of the annual taxable income and losses from Associates with respect to the Units sold for the period through the date of sale, even though such Unit holder will assign to Wien & Malkin its rights to receive certain cash distributions with respect to such Units. Such allocations and any partnership distributions for such period would affect a Unit holder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unit holder on the sale of the Units.

Tax Termination. The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. A tax termination of Associates could have an effect on a corporate or other non-individual Unit holder whose tax year is not the calendar year, as such a Unit holder might recognize more than one year's partnership tax items in one tax return, thus accelerating by a fraction of a year the effects from such items. It is unlikely that Associates will terminate for U.S. federal income tax purposes as a result of the consummation of this Wien & Malkin Offer.

Section 754 Election. Associates has never made a Code Section 754 election and does not expect to make such an election in the future.

Suspended "Passive Activity Losses." A Unit holder who sells all of the Unit holder's Units would be able to deduct "suspended" passive activity losses from Associates, if any, in the year of sale free of the passive activity loss limitation. As a Participant in Associates, which was engaged in real estate activities, the ability of a Unit holder, who or which is subject to the passive activity loss rules, to claim tax losses from Associates was limited. Upon sale of all of the Unit holder's Units, such Unit holder would be able to use any "suspended" passive activity losses first against gain, if any, on sale of the Unit holder's Units and then against income from any other source.

Tax-Exempt Unit Holders. A tax-exempt Unit holder (other than an organization described in Code Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Units pursuant to this Wien & Malkin Offer, assuming that such Unit holder does not hold its Units as a "dealer." However, a tax-exempt Unit holder may be required to recognize unrelated trade or business income upon the sale of its Units pursuant to this Wien & Malkin Offer if such Unit holder has acquired its Units with debt-financed proceeds or Associates has incurred "acquisition indebtedness" with respect to its investment activities. The portion of such tax-exempt Unit holder's gain from sale of its Units that will be unrelated trade or business income will be equal to the gain from the sale of such Units multiplied by the "highest acquisition indebtedness" with respect to the Units during the 12 months preceding the date of sale over the average adjusted basis of the Units during such 12 month period. An exception to this rule with respect to Associates' acquisition indebtedness may apply for certain tax-exempt Unit holders such as pension plans and educational institutions.

Foreign Unit Holders. Gain realized by a foreign Unit holder on a sale of a Unit pursuant to this Wien & Malkin Offer will be subject to U.S. federal income tax. Under Code Section 1445, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. Because the amount realized includes the outstanding amount of liabilities assumed by the transferee or to which the U.S. real property interest is subject immediately before and after the transfer, 10% of the amount realized could exceed 10% of the cash received for a foreign Unit holder's Units. Wien & Malkin will withhold 10% of the amount realized by a tendering Unit holder from the purchase price payment to be made to such Unit holder unless the Unit holder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Unit holder's TIN, that such Unit holder is not a foreign person and the Unit holder's address. Amounts withheld would be creditable against a foreign Unit holder's U.S. federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return.

State and Local Tax Consequences. A Unit holder may also be subject to state and local taxes on gain (if any) recognized on a sale of such Unit holder's Units. Each Unit holder who plans to tender hereunder should consult with the Unit holder's own tax advisor as to the state and local tax consequences of a sale of such Unit holder's Units.

7. Possible Effects of this Wien & Malkin Offer.

Possible Effects of this Wien & Malkin Offer on the Market for the Units. If a substantial number of Units is purchased pursuant to this Wien & Malkin Offer, the result would be a reduction in the number of Unit holders. Reducing the number of security holders in certain kinds of equity securities might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. However, there is no established public trading market for the Units, and none is expected to develop. Therefore, Wien & Malkin believes a reduction in the number of Unit holders will not materially further restrict the Unit holders' ability to find purchasers for their Units through secondary market transactions, including through accommodation purchases arranged by affiliates of Wien & Malkin.

Loss of Future Opportunities. Unit holders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by Associates from property operations or dispositions, and the purchase price per Unit payable to a tendering Unit holder payable by Wien & Malkin may be less than the total amount which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of Associates.

Based on recent events, Associates' future appears favorable. The property owned by Associates is net leased. Over the past several years, Associates has with its lessee undertaken an $85 million building improvement program now near completion, has engaged a new leasing and marketing agent, and has joined the W&H Portfolio of Manhattan office buildings (112 West 34th Street, 1333 Broadway, 1350 Broadway, 1359 Broadway, 1400 Broadway, Empire State Building at 350 Fifth Avenue, 501 Seventh Avenue, 250 West 57th Street, and 60 East 42nd Street), a portfolio of properties supervised by affiliates of Wien & Malkin, where similar programs are at or near completion with significantly enhanced occupancy and rental rates or are being commenced on the same basis.

Offer Price Undervalues the Units. Although there can be no certainty as to the actual value of the Units, Wien & Malkin believes that the price for this Wien & Malkin Offer undervalues the Units and is less than the amount that a Unit holder would realize if it continues to hold the Units. The price for this Wien & Malkin Offer was established by Wien & Malkin simply to match the purchase price offered in the MPF Offer, and Wien & Malkin did not did not perform any valuation of the assets of Associates or the Units for his purpose.

For the holder of a Unit ($10,000 original investment), distributions were $10,327 for 2004, $10,507 for 2005, and $13,192 for 2006, which Wien & Malkin believes represents a very favorable return on the $60,000 per Unit price.

Associates made the following statements in its Quarterly Report on Form 10-Q for the period ending September 30, 2006: "The [Units] neither are traded on an established securities market nor are readily tradable on a secondary market or the equivalent thereof." Accordingly, it is not possible to determine the market value of the Units. Privately negotiated sales and sales through intermediaries currently are the only means available to a Unit holder to liquidate an investment in Units. Affiliates of Wien & Malkin have arranged for purchases of Units, from time to time, as an accommodation to Unit holders that desired to sell their Units. During the period from February 1, 2006 through February 28, 2007, Wien & Malkin is aware of three sales of Units, all of which were arranged by the Supervisor to affiliates of Wien & Malkin at the request of the sellers. Wien & Malkin is also aware of third party appraisals that were performed for Unit holders which valued the Units at approximately $65,000 per Unit. The Supervisor generally used the methodology in these appraisals in determining the price to be offered to Unit holders who requested that the Supervisor arrange sales of their Units as an accommodation. Wien & Malkin believes that even these prices are less than the long term value of the Units, and the Supervisor of Associates so advised each Participant who requested that the Supervisor arrange a sale prior to such sale.

In addition, the principals of Wien & Malkin, in their capacity as Agents and Unit holders and on behalf of the Supervisor, recommended that Unit holders retain their Units as long-term income producing investments, as originally intended when Associates was organized in 1954, and not tender the Units pursuant to the any pending tender offer.

Profit to Wien & Malkin. While Wien & Malkin decided to make this Wien & Malkin Offer primarily for the purpose of providing Unit holders with an price-equivalent alternative to the MPF Offer, Wien & Malkin expects that it or MPF or any party purchasing at this MPF Offer price would likely make a profit on any Units so purchased.

Effect on Control of Associates. The Unit holders are divided into seven participating groups, each represented by an Agent holding the corresponding member interest in Associates for the benefit of the such Unit holders. There are currently three Agents for these seven groups, including Peter L. Malkin, Anthony E. Malkin and another member of the Supervisor. The Agents and the Supervisor conduct the operations, management and administration of the business of Associates. The participating agreement for each group requires the consent of 100% of the holders therein (except that after approval by 90% in interest in a group, the remaining 10% in interest of dissenting or abstaining Unit holders in that group may be bought out at a nominal price) to certain major actions, including (i) the sale, mortgage or transfer of Associates' property, (ii) the modification of any existing net lease of Associates' property and (iii) the entry into a new net lease of Associates' property. To the extent that a significant amount of Units subject to this Wien & Malkin Offer are acquired by Wien & Malkin, it will have a significant ability to affect the vote of the Unit holders since a holder of more than 10% of the Unit holders can block any action that requires the consent of a group, but Wien & Malkin's principals already have a substantially similar ability by reason of their control and substantial ownership of the Supervisor, in addition to ownership of Units by them and their family.

If MPF were to acquire a significant amount of Units pursuant to the MPF Offer, it would provide MPF with a significant ability to block any action by Associates, even if such action were recommended by the Supervisor and supported by a majority of Unit holders. MPF has no prior relationship to Associates and did not identify its intentions regarding Associates in its Offer.

Effect on Fees Payable to the Supervisor. Each Agent is subject to removal as Agent for a group by a vote of 75% in interest of the Unit holders in that group. The Agents, if acting unanimously, could remove the Supervisor of Associates. The Supervisor receives a supervisory fee of $24,000 annually, as well as supervisory compensation of 10% of distributions in excess of distributions to members equal to 14% per annum on their remaining cash investment. To the extent that all of the Units subject to this Wien & Malkin Offer are acquired by Wien & Malkin, it will make it more difficult to remove the Agents and the Supervisor.

Continuation of Registration of Associates under the Exchange Act. If the total number of Unit holders of record is below 300, Associates can elect to discontinue its status as a public reporting company under the Exchange Act. As of March 5, 2007, Associates had 805 holders of its outstanding Units. This Wien & Malkin Offer is conditioned on the effect of this Wien & Malkin Offer, together with Wien & Malkin's reasonable estimate of the effect of the MPF Tender Offer, not reducing the number of record holders of Units below 350; Wien & Malkin believes that it is highly unlikely that this condition will be triggered. In addition, Associates has agreed not to deregister the shares under the Exchange Act as a result of there being fewer than 300 record owners upon completion of this Wien & Malkin Offer by reason of this Wien & Malkin Offer and the MPF Offer. This Wien & Malkin Offer could nonetheless significantly reduce the number of holders of record of the Units. This reduction could increase the likelihood that the number of record holders would fall below 300 in the future. Termination of the registration of the Units under the Exchange Act would substantially reduce the information required to be furnished by Associates to holders of Units and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a meeting of Unit holders and the related requirement to furnish an annual report to Unit holders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Units.

Depositary Unrelated to Wien & Malkin. Wien & Malkin has retained American Stock Transfer & Trust Company to serve as Depositary in connection with this Wien & Malkin Offer, and the Depositary is unrelated to Wien & Malkin. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed by Wien & Malkin for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with this Wien & Malkin Offer, including certain liabilities under the federal securities laws.

Plans and Proposals. Except as disclosed herein, or as may occur in the ordinary course of its business, Wien & Malkin has no plan to take any action, or cause the Agents or Supervisor to take any action, that relates to or would result in any of the following:

    an extraordinary transaction, such as a merger, reorganization, liquidation, involving Associates;

    a purchase, sale or transfer of a material amount of Associates' assets;

    any material change in the present distribution rate or policy, or indebtedness or capitalization of Associates;

    any change in the present management of Associates;

    any other material change in Associates' corporate structure or business; or

    the Units becoming eligible for termination or registration under Section 12(g)(4) of the Exchange Act.

8. Certain Information Concerning Associates

. The information concerning Associates contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Wien & Malkin, its affiliates or the Depositary take responsibility hereunder for the accuracy or completeness of the information contained in such documents and records or for any failure by Associates to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Wien & Malkin, its affiliates, or the Depositary.

Associates was organized in the State of New York on September 25, 1958. The principal offices of Associates are located at 60 East 42nd Street, New York, New York 10165, and its telephone number is (212) 687-8700.

Schedule II hereto sets forth certain information concerning the business of Associates and certain financial information derived from the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q of Associates. For additional information about Associates, please refer to the annual report prepared by Associates which was filed with the SEC, particularly Part I of Form 10-K, the Quarterly Reports on Form 10-Q, and any materials which have been sent to you by Associates. These documents contain updated information concerning Associates, including detailed information regarding the property owned by Associates, including mortgages, rental rates, operations, management, and taxes. In addition, Associates is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC's public reference rooms in New York, New York, or Chicago, Illinois. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at www.sec.gov.

9. Certain Information Concerning Wien & Malkin

. Wien & Malkin is a newly organized Delaware limited liability company formed on March 5, 2007 wholly owned by Peter L. Malkin and Anthony E. Malkin and is an affiliate of Associates and its Supervisor. Wien & Malkin's principal offices are located at 60 East 42nd Street, New York, New York 10165, and its telephone number is (212) 687-8700. To date, Wien & Malkin has engaged in no activities other than those incident to its formation and the commencement of this Wien & Malkin Offer.

The name, business address, principal occupation or employment, five year employment history and citizenship of each of Wien & Malkin's members and certain other information are set forth on Schedule I hereto. Wien & Malkin has not, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) Wien & Malkin does not, and to its knowledge, none of the persons listed in Schedule I to this Offer to Purchase nor any of its affiliates, beneficially own or has a right to acquire any Units or any other equity securities of Associates; (ii) Wien & Malkin has not, and to its knowledge the persons or entities referred to in clause (i) above have not, effected any transaction in the Units or any other equity securities of Associates during the past 60 days; (iii) Wien & Malkin does not have, and to our knowledge the persons listed in Schedule I to this Offer to Purchase do not have, any contract, arrangement, understanding or relationship with any other person with respect to any securities of Associates (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Wien & Malkin, and to its knowledge any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Associates or any of its executive officers, general partners or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Wien & Malkin, or to its knowledge any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Associates or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities or a sale or other transfer of a material amount of assets.

10. Source and Amount of Funds

. Wien & Malkin expects that approximately $8,100,000 would be required to purchase 135 Units, if tendered, and approximately $150,000 of additional funds may be required to pay fees and expenses related to the Wien & Malkin Offer. Peter L. Malkin and Anthony E. Malkin have agreed to provide the capital required to meet these obligations. Peter L. Malkin and Anthony E. Malkin have sufficient liquid net worth to provide such funds. The cash and liquid securities necessary to complete the entire purchase are readily available and are committed to that purpose. Accordingly, this Wien & Malkin Offer is not conditioned upon any financing arrangements.

11. Background of this Wien & Malkin Offer

. On February 16, 2007, Associates received a written communication from MPF concerning the MPF Offer. Peter L. Malkin and Anthony E. Malkin, who are the principals of Wien & Malkin, participated as Agents and on behalf of the Supervisor of Associates, in the review of the MPF Offer. As a result of discussion among them and other persons at the Supervisor, including Thomas N. Keltner, Jr., who is at the Supervisor and is the other Agent of Associates, the Supervisor determined by February 23, 2007 that the MPF Offer was not in the best interests of the Unit holders and determined to recommend against the MPF Offer for the reasons set forth in the Schedule 14D-9 filed with the SEC on March 2, 2007.

On or about February 19, 2007, Peter L. Malkin and Anthony E. Malkin began to consider whether to make a tender offer to provide a price-matching alternative to Unit holders who might desire to sell. Based on these discussions, Peter L. Malkin and Anthony E. Malkin decided to form Wien & Malkin to proceed with this Wien & Malkin Offer as a protective alternative to the MPF Offer.

12. Purpose of this Wien & Malkin Offer.

The purpose of this Wien & Malkin Offer is to offer Unit holders who have a current or anticipated need or desire for liquidity a price-matching alternative to sell to Wien & Malkin, rather than to MPF. For the reasons summarized in this Wien & Malkin Offer and in Associates' Schedule 14D-9 filed March 2, 2007, Wien & Malkin does not believe that it is in the best interests of the Unit holders to sell their Units at this time. However, for those Unit holders that desire to sell their Units, Wien & Malkin is making this Wien & Malkin Offer to permit the Unit holders to tender to Wien & Malkin, an affiliate of the Supervisor whose principals have a long-standing and supportive relationship with Associates--rather than tendering to MPF, which has no prior relationship to Associates, and might acquire sufficient voting power to block major decisions by Associates, such as sale and refinancing.

13. Distributions

. If, on or after March 8, 2007, Associates should split, combine or otherwise change the Units or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Units or issue or sell any additional Units, units of any other class or series of equity interest, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to Wien & Malkin's rights under This Wien & Malkin Offer - Section 14, Wien & Malkin may, in its sole discretion, make such adjustments in the purchase price and other terms of this Wien & Malkin Offer as Wien & Malkin deems appropriate, including the number or type of securities to be purchased.

If, between March 8, 2007 and April 10, 2007 or such other date to which this Wien & Malkin Offer is extended, Associates should declare or pay any distribution with respect to the Units (including the issuance of additional Units or other securities or rights to purchase of any securities) that is payable or distributable to Unit holders of record on a date prior to the transfer to the name of Wien & Malkin or its nominee or transferee on Associates' transfer records of the Units purchased pursuant to this Wien & Malkin Offer, then, without prejudice to Wien & Malkin's rights under This Wien & Malkin Offer -Section 14, the purchase price per Unit payable by us pursuant to this Wien & Malkin Offer will be reduced to the extent of any such distribution.

14. Conditions of this Wien & Malkin Offer

. Notwithstanding any other term of this Wien & Malkin Offer, Wien & Malkin shall not be required to accept for payment or to pay for any Units tendered unless all authorizations or approvals of, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by this Wien & Malkin Offer shall have been obtained or occurred on or before the Expiration Date. As of this Offer Date, Wien & Malkin is unaware of any such required authorization, approval, or waiting period relating to this Wien & Malkin Offer.

Wien & Malkin shall not be required to accept for payment or pay for any Units and may terminate or amend this Wien & Malkin Offer as to such Units if, at any time on or after the date of this Wien & Malkin Offer and before the Expiration Date, any of the following conditions exists:

(a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of this Wien & Malkin Offer or the acceptance for payment of, or payment for, any Units by Wien & Malkin, (ii) imposes or confirms limitations on the ability of Wien & Malkin effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by Wien & Malkin pursuant to this Wien & Malkin Offer or otherwise on all matters properly presented to Associates' Unit holders, (iii) requires divestiture by Wien & Malkin of any Units, (iv) causes any material diminution of the benefits to be derived by Wien & Malkin as a result of the transactions contemplated by this Wien & Malkin Offer (see the discussion of such benefits in the Summary Term Sheet and Introduction sections of the Offer to Purchase) or (v) materially adversely affects the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of Wien & Malkin or Associates, in the reasonable judgment of Wien & Malkin;

(b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to this Wien & Malkin Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which will, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of Associates, which, in the reasonable judgment of Wien & Malkin, is or will be materially adverse to Associates, or Wien & Malkin shall have become aware of any fact that, in the reasonable judgment of Wien & Malkin, does or will have a material adverse effect on the value of the Units;

(d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of this Wien & Malkin Offer, a material acceleration or worsening thereof;

(e) it shall have been publicly disclosed or Wien & Malkin shall have otherwise learned that (i) more than fifty percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units; or

(f) the effect of the consummation of this Wien & Malkin Offer, together with Wien & Malkin's reasonable estimate of the effect of consummation of the MPF Tender Offer, would reduce the number of record holders of Units below 350.

The foregoing conditions are for the sole benefit of Wien & Malkin and may be asserted by Wien & Malkin or may be waived by Wien & Malkin in whole or in part at any time and from time to time prior to the Expiration Date in its sole exercise of reasonable discretion, and this Wien & Malkin Offer will remain open for a period of at least five business days following any such waiver of a material condition. However, if Wien & Malkin waives a certain condition for one tendering Unit holder, Wien & Malkin will waive that condition for all Unit holders tendering Units. Any determination by Wien & Malkin concerning the events described above will be final and binding upon all parties.

15. Certain Legal Matters; Regulatory Approvals.

General. Except as set forth in this Section 15, Wien & Malkin is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by Wien & Malkin pursuant to this Wien & Malkin Offer. Should any such approval or other action be required, Wien & Malkin intends to seek such additional approval. While there is no present intent to delay the purchase of Units tendered pursuant to this Wien & Malkin Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to Associates' business, or that certain parts of Associates' business might not have to be disposed of, or held separate, or other substantial conditions complied with, in order to obtain such approval or action, any of which could cause Wien & Malkin to elect to terminate an Offer without purchasing Units thereunder. Wien & Malkin's obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 15.

Antitrust. Wien & Malkin does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to this Wien & Malkin Offer.

Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to this Wien & Malkin Offer.

State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. These laws are directed at the acquisition of corporations and not limited liability companies. Wien & Malkin, therefore, does not believe that any anti-takeover laws apply to the transactions contemplated by this Wien & Malkin Offer.

Although Wien & Malkin has not attempted to comply with any state anti-takeover statutes in connection with this Wien & Malkin Offer, Wien & Malkin reserves the right to challenge the validity or applicability of any state law allegedly applicable to this Wien & Malkin Offer, and nothing in this Wien & Malkin Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to this Wien & Malkin Offer, Wien & Malkin might be unable to accept for payment or purchase Units tendered pursuant to this Wien & Malkin Offer or be delayed in continuing or consummating this Wien & Malkin Offer. In such case, Wien & Malkin may not be obligated to accept for purchase or pay for any Units tendered.

The foregoing discussion is not a complete statement of the state law or U.S. federal law and is qualified in its entirety by reference to the applicable state law and applicable U.S. federal law.

16. Fees and Expenses

. Wien & Malkin has retained American Stock Transfer & Trust Company to act as the Depositary in connection with this Wien & Malkin Offer. The Depositary will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws. Wien & Malkin will pay all charges and expenses of the Depositary incurred in connection with this Wien & Malkin Offer.

Neither Wien & Malkin nor its affiliates will pay any fees or commissions to any broker or dealer or any other person (other than the Depositary) for soliciting tenders of Units pursuant to this Wien & Malkin Offer.

17. Miscellaneous

. The Offers are not being made to, nor will tenders be accepted from or on behalf of, holders of Units in any jurisdiction in which the making of the Offers or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offers be made by a licensed broker or dealer, the Offers shall be deemed to be made on behalf of Wien & Malkin by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Wien & Malkin not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to this Wien & Malkin Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in This Wien & Malkin Offer - Section 8 of this Offer to Purchase.

Wien & Malkin 60 East 42nd St. Acquisition L.L.C.

March 8, 2007

SCHEDULE I

Members of Wien & Malkin 60 East 42nd St. Acquisition L.L.C.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each member of Wien & Malkin are set forth below. Wien & Malkin is member-managed and does not have any executive officers or directors. The business address of each member is c/o Wien & Malkin LLC, 60 East 42nd Street, New York, New York 10165. None of the members of Wien & Malkin listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Both members listed below are citizens of the United States.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Peter L. Malkin	73

Peter L. Malkin has served as the Chairman of Wien & Malkin LLC and its affiliates since 1989. He was associated with the late Lawrence A. Wien for 30 years in the acquisition, ownership and operation of real estate, until Mr. Wien's death in 1988. He has had interests in more than 100 property investment entities throughout the United States and is general partner or manager in investment entities that own and operate approximately 11,000,000 square feet of office, showroom, and retail space and 2,700 apartment units. Peter L. Malkin is a member of Associates and an Agent for holders of Units.

Anthony E. Malkin	44

Anthony Malkin has served in a senior role, now President, at Wien & Malkin LLC and its affiliates since 1989. He has been associated with his father Peter L. Malkin in the acquisition, ownership and operation of real estate for more than 17 years. During that time, transactions structured by Wien & Malkin LLC and its affiliates for existing and newly formed ownership entities have included over $900,000,000 of purchases, over $1,450,000,000 of mortgages, over $200,000,000 of mortgage restructurings, over $1,350,000,000 of sales, and more than $94,000,000 in structured equity investments, in transactions with total capitalization of $1,600,000,000. Anthony E. Malkin is a member of Associates and an Agent for holders of Units.

As of February 28, 2007, Units representing approximately 5.83% of the outstanding Units were owned beneficially by Peter L. Malkin, Anthony E. Malkin, and/or members of the Malkin family. None of such persons or entities had any transaction in Units in the past 60 days, except as shown in the chart below.

Since February 1, 2006, entities owned for the benefit of the Malkin family have purchased in private transactions 0.77779 Units (in addition to their prior ownership of Units) at a price of $65,000 per full Unit (original $10,000 investment), as follows:

Transaction Date	Sale Price Per Full Unit (original $10,000 investment)	Number of Units Sold
10/02/06	$65,000	0.166667
01/02/07	$65,000	0.055556
01/02/07	$65,000	0.055556

Each of this Wien & Malkin Offer and the MPF Offer to Purchase is at a price of $60,000 per Unit. Each of the recent transactions in the table above was effected at a price in excess of the price in this Wien & Malkin Offer and the MPF Offer to Purchase. Peter L. Malkin and Anthony E. Malkin believe that even these prices in the table above are less than the long term value of the Units, and through the Supervisor of Associates they so advised each Unit holder who requested that the Supervisor arrange a sale prior to such sale.

Past Contacts, Transactions, Negotiations and Agreements. As of date of this Offer to Purchase, Associates' members were Peter L. Malkin, Anthony E. Malkin and Thomas N. Keltner, Jr. (individually, an "Agent" and, collectively, the "Agents"), each of whom also acts as an Agent for Unit holders.

Peter L. Malkin and Anthony E. Malkin are Chairman and President, respectively, of Wien & Malkin LLC (the "Supervisor"), which provides supervisory and other services to Associates as described below. Therefore, Wien & Malkin may be deemed to be an affiliate of Associates and its Supervisor. Associates has no directors or officers, and the Supervisor and the Agents conduct the operating management and administration of the business of Associates.

Except as described in this Offer to Purchase, there are no material agreements, arrangements, or understandings between (1) Associates or its affiliates, on one hand, and (2) Associates or Wien & Malkin or their respective executive officers, directors, members or affiliates, on the other.

Supervisory Services.

The supervisory services provided to Associates by the Supervisor include, but are not limited to, conducting annual supervisory review meetings, maintaining all of Associates' entity and Unit holder records, performing physical inspections of the Building, providing or coordinating counsel services to Associates, reviewing insurance coverage and receipt of monthly rent from Lessee, payment of monthly and additional distributions to the Unit holders, payment of all other disbursements, confirmation of the payment of real estate taxes, active review of financial statements submitted to Associates by Lessee and financial statements audited by and tax information prepared by Associates' independent registered public accounting firm, and distribution of related materials to the Unit holders. The Supervisor also prepares quarterly, annual and other periodic filings with the SEC and applicable state authorities.

The Supervisor receives as compensation an annual fee of $24,000 ("Basic Payment"). The Supervisor also receives 10% of all distributions to Unit holders in any year in excess of 14% per annum on their remaining cash investment ("Additional Payment"). The Additional Payment was $917,544 for 2006 and $708,347 for 2005. Associates pays the Supervisor for other services at hourly rates.

Certain Relationships and Related Transactions.

Peter L. Malkin is Chairman, and Anthony E. Malkin is President, of Wien & Malkin LLC, which serves as Supervisor of Associates. Wien & Malkin also serves as supervisor of Lessee.

Each of Peter L. Malkin, Anthony E. Malkin, and Thomas N. Keltner, Jr., the members of Associates who act as Agents for Participants, holds a position at the Supervisor and may, by reason of his position at the Supervisor, receive income attributable to supervisory services or other payments made to the Supervisor by Associates and Lessee.

The Agents receive no compensation for serving as Agents. Other than their interest in the Supervisor, their interests in Associates arise solely from any ownership of Units by them, and they receive no benefit from Unit ownership not shared on a pro rata basis with all other Unit holders. As noted above, each of the Agents owns Unit interests for himself and/or his family.

Wien & Malkin is also the supervisor of the Lessee, for which it receives $180,000 per year and 10% of distributions to Lessee's members in excess of $400,000 per year.

Peter L. Malkin is a member of Lessee, as nominee for a family LLC in which he is manager, and interests therein are owned for the benefit of members of his family.

SCHEDULE II

The Business of Associates

Associates was originally organized as a partnership on September 25, 1958. On November 28, 2001, Associates converted to a limited liability company under New York law and is now known as 60 East 42nd St. Associates L.L.C. On October 1, 1958, Associates acquired fee title to the Lincoln Building (the "Building") and the land thereunder, located at 60 East 42nd Street, New York, New York (the "Property"). Associates owns the Building located at 60 East 42nd Street, New York, New York, known as the "Lincoln Building," and the land thereunder. The Building, erected in 1930, has 55 floors, a concourse and a lower lobby. It is located diagonally opposite Grand Central Terminal, on 42nd Street between Park Avenue and Madison Avenue.

Associates leases the Property to the Lincoln Building Associates L.L.C. ("Lessee") under a long-term net operating lease (the "Lease"). The current Lease term, including renewals, expires on September 30, 2033. Unit holders have approved granting Lessee the right to further extensions of the Lease (1) to 2083 in consideration of a $28 million building improvement program undertaken by Lessee in 1999-2000 and (2) to a later date in consideration of Lessee joining a further improvement program of approximately $85 million (the "Program"), with such renewals based on the net present benefit to Associates of the improvements made. As of December 31, 2006, approximately $65 million of costs for such program had been incurred, and approximately $20 million of costs are estimated to remain for currently planned work, excluding sprinklering.

The Lease, as modified to date, provides that Lessee is required to pay Associates:

(i) annual basic rent (the "Basic Rent") equal to the sum of $24,000 for supervisory services payable to the Supervisor plus the constant installment payments of interest and amortization (excluding any balloon principal due at maturity) payable during such year under all mortgages to which the Lease is subordinate, provided that the aggregate principal balance of all mortgages now or hereafter placed on the Property does not exceed $100 million plus refinancing costs.

(ii) (A) additional rent (the "Additional Rent") equal to the lesser of (x) Lessee's net operating income for the lease year or (y) $1,053,800 and (B) further additional rent ("Further Additional Rent") equal to 50% of any remaining balance of Lessee's net operating income for such lease year. (Lessee has no obligation to make any payment of Additional Rent or Further Additional Rent until after Lessee has recouped any cumulative operating loss accruing from and after September 30, 1977. There is currently no accumulated operating loss against which to offset payment of Additional Rent or Further Additional Rent.)

(iii) an advance against Additional Rent equal to the lesser of (x) Lessee's net operating income for the preceding lease year or (y) $1,053,800, which, in the latter amount, will permit basic distributions to Unit holders at an annual rate of approximately 14% per annum on their remaining cash investment in Associates; provided that if such advances exceed Lessee's net operating income for any Lease year, advances otherwise required during the subsequent lease year will be reduced by an amount equal to such excess until Lessee has recovered, through retention of net operating income, the full amount of such excess. After the Unit holders have received distributions equal to a return of 14% per annum, $7,380 is paid to the Supervisor from the advances against Additional Rent.

If any approved Property mortgage is modified, the Basic Rent will be adjusted to equal the annual debt service payments under the modified mortgage (not including any balloon principal payment due at maturity) plus the Wien & Malkin LLC annual supervisory fee of $24,000.

The Lessee is currently financing the Program through an increase in the fee mortgage on the basis that (1) Associates has ownership of the improvements, and (2) the increased mortgage charges shall be paid by Associates from an equivalent increase in the basic rent paid by the Lessee to Associates. Since any overage rent will be decreased by one-half of that basic rent increase, the net effect of the lease modification is to have Associates and the Lessee share the costs of the Program equally, assuming overage rent continues to be earned.

As of December 31, 2006, the Building was approximately 93% occupied by approximately 452 tenants who engage in various businesses, including law, accounting, real estate, engineering and advertising. The Supervisor and Agents conduct the business and administration of Associates, which does not maintain other executive staff.

A second mortgage loan from Emigrant Savings Bank in the amount of $27,979,186 closed on March 8, 2000 to provide funds for the improvement program. On November 29, 2004 a new first mortgage was placed on the property in the amount of $84,000,000 with Prudential Insurance Company of America. At closing, $49,000,000 was drawn down to pay off the former first mortgage with Morgan Guaranty Trust Company in the amount of $12,020,814 and the second mortgage in the amount of $27,979,186 with Emigrant Savings Bank. The remaining proceeds of $9,000,000 and all subsequent drawdowns are being used to pay for capital improvements as needed. The initial drawdown of $49,000,000 and all subsequent drawdowns require constant equal monthly payments of interest only, at the rate of 5.34% per annum until July 5, 2007. Commencing August 5, 2007, when the full $84,000,00 is drawn down, equal monthly payments of $507,838 are required, applied to interest and then principal, calculated on a 25 year amortization schedule. An additional $9,250,000 was drawn down during 2005. Through December 31, 2006, an additional $17,000,000 was drawn and the balance of the loan will be drawn in 2007. The mortgage matures on November 5, 2014.

The mortgage may be prepaid at any time, in whole only, upon payment of a prepayment penalty based on a yield maintenance formula. There will be no prepayment penalty if the mortgage is paid in full during the last 60 days of the term.

The refinancing costs of $2,111,087 were capitalized by Associates and are being expensed ratably over the term of the mortgage.

Lessee operates the Building free from any federal, state or local government restrictions involving rent control or other similar rent regulations. Any increase or decrease in the amount of rent payable by a tenant is governed by the provisions of the tenant's lease, or, if a new tenant, by then existing trends in the rental market for office space.

SELECTED FINANCIAL DATA

(Unaudited)

The following table presents selected financial data for Associates for each of the last five years ended December 31, 2005. This information is unaudited and has been prepared on the same basis as the audited consolidated financial statements included in the Annual Report on Form 10-K. This data should be read together with the consolidated financial statements and the notes thereto included in such Annual Report on Form 10-K.

	Year ended December 31
	2005	2004	2003	2002	2001

Basic rent income	$2,796,929	$2,377,624	$2,317,049	$2,043,396	$1,545,186

Advance of additional rent income	1,053,800	1,053,800	1,053,800	1,053,800	1,053,800

Further additional rent income	7,010,371	6,869,702	6,499,996	6,944,789	8,057,690

Interest and dividend income	128,510	70,757	74,863	68,212	142,019

Total revenues	10,989,610	10,371,883	$9,945,708	$10,110,197	$10,798,695

Net income	$6,153,768	$6,298,875	$6,091,606	$6,557,108	$7,814,714

Earnings per $10,000 Unit, based on 700 Units outstanding during the year	$8,791	$8,998	$8,702	$9,367	$11,164

Total assets	$57,422,999	$46,366,872	$34,877,868	$35,600,016	$22,040,811

Long-term obligations	$58,250,000	$49,000,000	40,000,000	$40,000,000	$25,020,814

Distributions per $10,000 Unit, based on 700 Units outstanding during the year:
Income	$8,791	$8,998	$8,702	$9,367	$11,164

Return of capital	1,716	1,328	892	1,036	691

Total distributions	$10,507	$10,326	$9,594	$10,403	$11,855

The following table presents financial data for each of the nine months ended September 30, 2006 and September 30, 2005 and at September 30, 2006. This information is unaudited, has been prepared on the same basis as the audited consolidated financial statements included in the Annual Report on Form 10-K and is derived from Associates' Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

	For the Nine Months Ended September 30, 2006	For the Nine Months Ended September 30, 2005
Revenues:
Basic rent, from a related party	$2,428,819	$2,048,112
Advance of additional rent, from a related party	790,350	790,350
Further additional rent from a related party	9,102,338	7,010,371
Total	12,321,507	9,848,833
Dividend and interest income	102,319	98,138
Total revenues	$12,423,826	$9,946,971

Expenses:
Interest on mortgages	$2,513,138	$2,128,250
Supervisory services, to a related party	23,535	23,535
Additional payment to supervisor, a related party	910,164	700,967
Depreciation of building improvements and equipment	994,524	569,187
Amortization of leasing commissions	200,964	113,838
Amortization of mortgage refinancing costs	158,332	155,754
Fees	0	3,890
Miscellaneous	700	733
Total expenses	$4,801,357	$3,696,154
Net Income	$7,622,469	$6,250,817
Earnings per $10,000 participation unit, based on 700 Units outstanding during each period	$10,889.24	$8,929.74

Distributions per $10,000 Unit consisted of the following:
Income	$1,121.16	$1,121.16
Return of capital	0	0
Total distributions	$1,121.16	$1,121.16

Condensed Balance Sheets

(Unaudited)

	September 30, 2006
Real estate:
Land		$7,240,000
Buildings	$16,960,000
Less, accumulated depreciation	16,960,000	-

Building improvements and equipment	56,003,958
Less, accumulated depreciation	5,201,446	50,802,512
Total real estate		58,042,512

Cash in banks and money market fund		104,391
Receivable from participants re: NYS estimated tax		137,762
Cash segregated for payment of building improvement costs		998,139
Further additional rent due from lessee, a related party		9,102,338

Leasing commissions	2,115,406
Less, accumulated amortization	391,656	1,723,750
Mortgage refinancing costs	2,111,087
Less, accumulated amortization	386,568	1,724,519
Total assets		$71,833,411

Liabilities and Members' Deficiency:
Liabilities:
First mortgage payable		$62,750,000
Due to lessee, a related party		6,469,411
Accrued additional payment to supervisor, a related party		910,164
Building improvement costs payable		3,474,730
Accrued mortgage interest and other expenses		279,237
Total liabilities		73,883,542
Members' deficiency		(2,050,131)
Total liabilities and members' deficiency		$71,833,411

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Units and any other required documents should be sent to the Depositary at the address set forth below:

The Depositary for this Wien & Malkin Offer is:

American Stock Transfer & Trust Company

By Mail, Overnight Courier or By Hand: 6201 15th Avenue Brooklyn, New York 11219 Attention: Reorg Administration
By Facsimile: 718-765-8732
Confirm Facsimile Transmission (By Telephone Only) 718-921-8282

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call Alvin Silverman at Wien & Malkin LLC, at (212) 687-8700.